2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING ANNOUNCES UPDATED MINERAL RESERVES AND RESOURCES

March 8, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased provide an update on the Company’s estimated mineral reserves and resources as at December 31, 2006.

Mr. Karl-Axel Waplan, President of Lundin Mining, commented, "Work carried out in 2006, including resource definition and in-mine exploration drilling, was extremely successful in replacing production with new resources and extending the estimated mine life of several of the Company’s mines including the Aljustrel project currently under development."

Highlights include:

Neves-Corvo

  Increased zinc measured and indicated resources by over 4 million tonnes.

  Increased copper measured and indicated resources by 750,000 tonnes at year end after allowance for 2 million tonnes of copper ore mined during the year.

  Zinkgruvan

  Upgraded 1.3 million tonnes of high grade zinc ore to the proven and probable reserve category resulting in a net increase of 500,000 tonnes after allowance for the approximately 800,000 tonnes mined during the year.

  Aljustrel

  Addition of the Estacao deposit increased zinc measured and indicated resources by 5.4 million tonnes for a total of 23.6 million tonnes. Inferred resources increased by 4.8 million tonnes to 9.3 million tonnes.

  Following is a summary of reserves and resources as at December 31, 2006 for each of the Company’s mines.

  Lundin Mining Corporation
  News Release

  Neves-Corvo, Portugal

December 31, 2006	Tonnes	Copper	Zinc	Lead	Tin
		%	%	%	%
Mineral reserves
Proven, Copper	6,230,129	5.2	1.2	0.2	0.2
Probable, Copper	11,008,977	4.7	0.7	0.2	0.2
Proven & Probable, Copper	17,239,107	4.9	0.8	0.2	0.2

Proven, Zinc	144,809	0.3	6.4	1.3	0.1
Probable, Zinc	10,784,915	0.4	7.9	1.5	0.1
Proven & Probable, Zinc	10,929,725	0.4	7.9	1.5	0.1

Mineral Resources
Measured, Copper	6,589,245	6.1	1.5	0.3	0.2
Indicated, Copper	12,832,000	5.3	0.8	0.3	0.2
Measured & Indicated, Copper	19,421,245	5.6	1.0	0.3	0.2

Measured, Zinc	1,233,738	0.4	4.9	1.0	0.1
Indicated, Zinc	29,437,805	0.6	6.2	1.2	0.3
Measured & Indicated, Zinc	30,671,543	0.6	6.2	1.2	0.3

Inferred, Copper	3,002,102	4.5	0.8	0.2	0.1
Inferred, Zinc	25,464,727	0.6	5.5	1.5	0.1

December 31, 2005	Tonnes	Copper	Zinc	Lead	Tin
		%	%	%	%
Mineral reserves
Proven, Copper	6,834,957	5.7	1.3	0.3	-
Probable, Copper	9,975,286	5.3	0.8	0.2	-
Proven & Probable, Copper	16,810,243	5.5	1.0	0.2	-

Proven, Zinc	-	-	-	-	-
Probable, Zinc	10,627,572	0.4	8.0	1.5	-
Proven & Probable, Zinc	10,627,572	0.4	8.0	1.5	-

Mineral Resources
Measured, Copper	7,470,721	6.3	1.4	0.3	0.2
Indicated, Copper	11,200,735	5.7	0.9	0.2	0.2
Measured & Indicated, Copper	18,671,456	6.0	1.1	0.3	0.2

Measured, Zinc	-	-	-	-	-
Indicated, Zinc	26,200,000	-	6.4	-	-
Measured & Indicated, Zinc	26,200,000	-	6.4	-	-

Inferred, Copper	7,356,557	4.0	0.6	0.3	0.1
Inferred, Zinc	24,200,000	-	5.55	-	-

  The 2006 and 2005 Neves-Corvo Mineral Resource data is inclusive of the Mineral Reserve and is estimated at a cut off of 2.0% Cu and 3.3% Zn respectively. The 2006 copper and zinc Mineral Reserves are estimated using a cut off grade of 1.91% Cu and 5.58% Zn respectively. The 2005 copper and zinc Mineral Reserves were estimated using a cut off grade of 2.0% Cu and 6.0% Zn respectively.

  Lundin Mining Corporation
  News Release

  Reserves and resources for the Neves-Corvo mine were calculated by the mine’s geology and engineering department under the guidance of Nelson Pacheco and Carlos Moreira, and audited by Wardell Armstrong International (WAI). Qualified Persons for the 2006 Resource and Reserve estimates are WAI personnel Mark L. Owen, Associate Director and Principal Geologist, Owen Mihalop, Senior Mining Engineer and Anton Kornitskiy, Senior Resource Geologist.

  Zinkgruvan, Sweden

December 31, 2006	Tonnes	Zinc	Lead	Silver	Copper
		%	%	g/t	%
Mineral reserves
Proven, Zinc	6,635,000	10.0	5.5	113	-
Probable, Zinc	2,013,000	8.9	2.7	59	-
Proven & Probable	8,648,000	9.7	4.8	100	-

Mineral Resources
Measured, Zinc	537,000	6.3	0.9	24	-
Indicated, Zinc	1,251,000	9.1	3.3	85	-
Measured & Indicated, Zinc	1,788,000	8.3	2.6	67	-

Indicated, Copper	2,800,000	0.5	0.0	32	2.9

Inferred, Zinc	7,790,000	10.6	4.4	101	-
Inferred, Copper	890,000	0.2	0.0	28	3.1

December 31, 2005	Tonnes	Zinc	Lead	Silver	Copper
		%	%	g/t	%
Mineral reserves
Proven, Zinc	6,267,000	9.8	5.3	111	-
Probable, Zinc	1,894,000	9.2	2.5	57	-
Proven & Probable	8,161,000	9.7	4.7	98	-

Mineral Resources
Measured, Zinc	611,000	6.7	1.0	25	-
Indicated, Zinc	1,236,000	9.2	3.3	86	-
Measured & Indicated, Zinc	1,847,000	8.4	2.5	66	-

Indicated, Copper	2,800,000	0.5	0.0	32	2.9

Inferred, Zinc	8,463,000	10.5	4.4	105	-
Inferred, Copper	890,000	0.2	0.0	28	3.1

  The 2006 and 2005 Zinkgruvan Mineral Resource data is exclusive of the Mineral Reserve, and the copper Mineral Resources are estimated using a 2.0% Cu cut off. The 2006 Zinkgruvan zinc/lead Mineral Resources and Reserves are estimated using a SEK250 Net Smelter Return ("NSR") cut off and a minimum mining width of 3.0 metres. The metal prices used are US$1,213/t for Zn, US$661/t for Pb and US$5.75/oz for Ag and the assumed exchange rate is SEK/USD 8.25. In 2005 the same cut off was used, but the metal prices were US$992/t for Zn, US$661/t for Pb and US$5.50/oz for Ag, and the assumed exchange rate is SEK/USD 8.00.

  The Qualified Persons responsible for the Zinkgruvan reserve and resource estimates were Mr. Per Hedström and Mr. Lars Malmström, employees of the Zinkgruvan mine and members of the Australian Institute of Mining and Metallurgy.

  Lundin Mining Corporation
  News Release

  Aljustrel, Portugal

December 31, 2006	Tonnes	Copper	Zinc	Lead	Silver
	('000)%		%	%	g/t
Mineral reserves
Probable, Zinc	14,400,000	0.3	5.5	1.8	62.6
Probable, Copper	1,600,000	2.2	1.0	0.3	14.3

Mineral Resources
Measured, Zinc	2,582,000	0.3	5.2	1.8	52.2
Indicated, Zinc	20,997,000	0.2	5.7	1.8	61.8
Measured & Indicated, Zinc	23,579,000	0.2	5.7	1.8	60.8

Measured, Copper	260,000	1.8	1.3	0.4	20.3
Indicated, Copper	6,660,000	2.1	1.1	0.4	17.1
Measured & Indicated, Copper	6,920,000	2.1	1.1	0.4	17.2

Inferred, Zinc	9,321,000	0.3	5.3	1.6	51.2
Inferred, Copper	1,990,000	2.1	0.8	0.2	11.7

December 31, 2005	Tonnes	Copper	Zinc	Lead	Silver
	('000)%		%	%	g/t
Mineral reserves
Probable, Zinc	14,400,000	0.3	5.5	1.8	62.6
Probable, Copper	1,600,000	2.2	1.0	0.3	14.3

Mineral Resources
Measured, Zinc	2,582,000	0.3	5.2	1.8	52.2
Indicated, Zinc	15,613,000	0.2	6.0	1.9	66.9
Measured & Indicated, Zinc	18,195,000	0.2	5.9	1.9	64.9

Measured, Copper	260,000	1.8	1.3	0.4	20.3
Indicated, Copper	6,660,000	2.1	1.1	0.4	17.1
Measured & Indicated, Copper	6,920,000	2.1	1.1	0.4	17.2

Inferred, Zinc	4,524,000	0.3	5.8	1.7	58.3
Inferred, Copper	1,990,000	2.1	0.8	0.2	11.7

  The 2006 and 2005 Aljustrel Mineral Resource data is inclusive of the Mineral Reserve. The copper Mineral Resources and Mineral Reserves are estimated using a 1.5% Cu cut off for all deposits. The 2006 and 2005 Aljustrel zinc Mineral Resources and Mineral Reserves are estimated using 4.5% Zn, 4.0% Zn and 4.0% Zn for the Feitais, Moinho and Estacao deposits respectively.

  The Qualified Persons responsible for the Aljustrel resource and reserve estimates were Guy Lauzier, P.Eng., Bob Carmichael, P.Eng., and Neil Burns, P.Geo, all of whom are employees of Lundin Mining.

  Lundin Mining Corporation
  News Release

  Galmoy, Ireland

December 31, 2006	Tonnes	Zinc	Lead	Silver
		%	%	g/t
Mineral reserves
Proven	2,349,000	15.4	4.4	42
Probable	228,000	11.8	2.4	20
Proven & Probable	2,577,000	15.0	4.3	40

Mineral Resources
Measured	997,000	17.9	4.3	40
Indicated	461,000	14.0	2.1	15
Measured & Indicated	1,458,000	16.7	3.6	32

Inferred	89,000	13.0	2.9	26

December 31, 2005	Tonnes	Zinc	Lead	Silver
		%	%	g/t
Mineral reserves
Proven	2,892,000	15.9	4.6	31
Probable	660,000	9.6	2.0	5
Proven & Probable	3,553,000	14.7	4.1	26

Mineral Resources
Measured	1,071,000	11.8	2.5	63
Indicated	536,000	9.0	1.6	2
Measured & Indicated	1,607,000	10.9	2.2	43

Inferred	-	-	-	-

  The 2006 and 2005 Galmoy Mineral Resource data is exclusive of the Mineral Reserve and is estimated at a cut off of 4.5% Zinc Equivalent (Zn + Pb/2). The 2006 and 2005 Mineral Reserve is estimated at a cut off of 6.0% Zinc Equivalent and a minimum mining height of 4.1 metres. No new reserves or resources were added during the year. Conversion from 2D to 3D block modeling reduced proven and probable reserves by 373,000 tonnes at year end, in addition to the 597,000 tonnes of ore mined during the year.

  The Qualified Persons responsible for these estimates were EurGeol, Mr. Mike Lowther, P.Geo., MIMMM CEng,, Mine Superindendent; and EurGeol, Mr. Paul McDermott, Head of Technical Services.

  Lundin Mining Corporation
  News Release

  Storliden, Sweden

December 31, 2006	Tonnes	Zinc	Copper	Gold	Silver
		%	%	g/t	g/t
Mineral reserves
Proven	224,000	6.8	2.0	0.2	16.1

December 31, 2005	Tonnes	Zinc	Copper	Gold	Silver
		%	%	g/t	g/t
Mineral reserves
Proven	405,000	9.7	3.4	0.3	25.5
Probable	122,000	4.4	2.1	0.2	20.8
Proven & Probable	527,000	8.5	3.1	0.3	24.4

  2006 Storliden Mineral Reserves are estimated using a SEK400 Net Smelter Return ("NSR") cut off. The metal prices used are US$2,756/t for Zn, US$6,063/t for Cu, US$590/oz for Au and US$11.00/oz for Ag and the assumed exchange rate is SEK/USD 7.50. In 2005 the same cut off was used, but the metal prices were US$1,653/t for Zn, US$3,857/t for Cu, US$450/oz for Au and US$8.50/oz for Ag and the assumed exchange rate was SEK/USD 7.00. No new reserves or resources were added during the year. Closure of the mine is scheduled for the fourth quarter of 2007.

  The Qualified Person responsible for these estimates is Mr. Adam Wheeler, C.Ing, Eur,Ing, MIMM, an independent consultant. The work has been completed with assistance from both NAN and Boliden technical personnel. This work also included visits to the mine itself.

  Lundin Mining is a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The Company currently operates the Neves-Corvo mine in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland, and will be bringing the Aljustrel mine in Portugal into production in September of 2007.

  Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

  For further information, please contact:
  Catarina Ihre, Investor Relations: +46-70-607-9263
  Sophia Shane, Investor Relations: 1-604-689-7842
  Ron Ewing, Vice-President: 1-604-681-1337